UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012.

Commission File Number: 000-53465

China Dredging Group Co., Ltd.

(Translation of registrant's name into English)

Floor 18, Tower A, Zhongshan Building,

No. 154, Hudong Road, Gulou District,

Fuzhou City, Fujian Province, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On December 14, 2012, following receipt of necessary board and shareholder approvals, China Dredging Group Co., Ltd. (the “Company”) amended and restated its Memorandum and Articles of Association to extend the Company’s redemption and payment obligations with respect to its Class A preferred shares from the second anniversary of the closing date of its 2010 private placement to December 31, 2013, to clarify the definition of “Liquidation Event,” to clarify the identity and procedure for appointing the purchaser representative for the holders of Class A preferred shares, and to make related conforming changes. A copy of the Amended and Restated Memorandum and Articles of Association is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No 333-178362, as amended) filed by the Company with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DREDGING GROUP CO., LTD.

Date: January 4, 2013	/s/ Alfred Ho
Alfred Ho
Chief Financial Officer